INVEST IN **GERMS, INC.**

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Top quality PPE products designed by Todd Goldman to put a smile on your face



GERMS ARE STUPID!
HAND SANITIZER
DON'T BE BATTY!
WASH YOUR HANDS
HAND SANITIZER
UNICORNS & GERMS ARE REAL
HAND SANITIZER

germsarestupid.com Los Angeles CA

Food | Retail | Healthcare | Health and Fitness | Distillery

LEAD INVESTOR



Emmanuel Thomas Technical Director, Ambulatory Radiology

I invested in Germs, Inc because of their ability to make the fight against germs fun for children and young adults. The sanitizer market is expected to grow at a compounded annual growth rate of over 20% for the next years. Hayden Michael has the team and network to bring Germs, Inc products accros the US. Access to intellectual property of Todd Goldman is a competitive advantage and will generate a buzz for Germs, Inc products. I believe Germs, Inc will achieve it's goal of becoming a household name because of the team's network, access to distributers and made in the USA products.

Invested $10,000 this round

Learn about Lead Investors

OVERVIEW UPDATES 2 WHAT PEOPLE SAY 17 ASK A QUESTION 3

Highlights

1. Secured a national representation deal with Diverse Marketing, positioning us in over 10,000 gift stores.
2. Designs by world famous artist Todd Goldman whose products have sold over $1 billion at retail.
3. Hand sanitizer is produced in the U.S.A., supporting the United States economy.
4. Already two licenses agreed for breath mints and chewing gum, with more to come.
5. Fast growing market both nationally and internationally at a rate of 20% per year.

Our Team



Hayden Michael President

Founder of the L.A. ComicCon and Tea Teak, Inc, Hayden specializes in product and brand development. Hayden was instrumental in leading Teak Tea, Inc, through widespread COVID shutdowns, and launching Teak Tea despite a global pandemic.

Germs, Inc. was inspired due to the 2020 Coronavirus pandemic when both Klaus and Hayden caught COVID in early March and immediately realized the need for hand sanitizers, masks and other PPE products. After observing the market we realized that most PPE is depressing. With Todd Goldman, we created a brand that is about moving forward.



Klaus Moeller CFO

I moved to America 30 years ago from London and love living in Southern California. I have founded and built brands for the past 25 years, including the famous Baby Genius Brand, the Celebrity Vault and Globe Entertainment & Media Corp.

2020 - An unprecedented year

A global pandemic ripped through the foundation of our lives, changing the world which we all knew. Wearing masks has become a normal practice, social distancing and elbow bumps have become the way to greet your friends, and sanitizing is the new standard whenever entering a grocery store, restaurant, or any other establishment. These changes, however annoying, have also created substantial opportunities for companies across many sectors.

Introducing, Germs are Stupid, presenting an opportunity to bring smiles to sanitation!


GERMS ARE
STUPID!
HAND SANITIZER
DON'T BE BATTY!
WASH YOUR HANDS
HAND SANITIZER
UNICORNS & GERMS ARE REAL
HAND SANITIZER

Germs are Stupid is a brand focused on putting a spin on your typical hygiene brands. Unlike other sanitizers, such as Germ-X or Purell which scream "medical", we have created a brand whose quirky designs will put a smile on your face, making you feel confident that you are killing those stupid germs!

Introducing friend and partner, world-famous artist Todd Goldman

We are collaborating with our longtime friend and partner Todd Goldman, whose designs have sold over $1 billion dollars worth of merchandise at retail. With hilarious brands such as "Bear in Underwear" and "Boys are Stupid Throws Rocks at Them", Todd creates designs that stand out and pop off shelves. One single in-and-out program at Target with his "Fred is Red" designs sold through an incredible 50 million dollars.

His clever, cheeky, and relatable designs stand out at retail and are loved alike by younger and older consumers.


BEAR IN UNDERWEAR
A BEAR AND HIS FRIENDS THAT WEAR UNDERWEAR, DUH
Bear in Underwear
Bear in underwear

Hand sanitizers are here to stay

Globally, restrictions are slowly lifted, allowing more stores to open, restaurants to go back to indoor seating, and having our children go back to pre-schools, schools and colleges. Our culture has however changed for good. We now envision a world where masks remain a fashion item and using hand sanitizer after visiting every establishment has become common nature.

According to Grand View Research, the global hand sanitizer market was valued at $2.7 billion in 2019 and is expected to grow annually at a rate of over 20% for the next 6 years.

"The demand for hand hygiene products has been exceeding the supply in both online as well as brick and mortar sale channels worldwide owing to the global outbreak of the virus in a short time span. The outbreak has reinforced the significance of regular hand sanitizing and cleaning practices among consumers and is among the prominent factor driving the market." - Grand View Research

This is a market that we are perfectly positioned to penetrate.



U.S. hand sanitizer market size, by product, 2016 - 2027 (USD Million)
494.3
515.4
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Gel
Foam
Liquid
Others
Source: www.grandviewresearch.com

Our advantage

Compared to all other sanitizers we have one major advantage: We inspire hope, joy, and happiness.

Germs are Stupid is your daily reminder that yes, germs are stupid, but we don't have to be! We inspire our users to sanitize with a smile; focusing less on the past nightmare and more on a healthy, clean future.





This concept of sanitization is especially important for our youth, and our goal is to have every child understand the significance of good hygiene and cleanliness. Our dream is to make Germs are Stupid a household brand like Jessica Alba's HONEST BRAND that is now valued at over $1 billion. We want our sanitizers to be on every school desk, our soaps in every bathroom, and our wipes in every car.

Children are inspired by their idols, a SpongeBob toothbrush will get more attention than a regular toothbrush. We believe that we can do the same with our hand sanitizer and other products.


GERMS ARE STUPID!
KILLS 99% OF GERMS
HAND SANITIZER
TODD ART
GERMS ARE STUPID!

Where are we at now?

Germs are Stupid has just had its federal trademark approved and we have recently secured a national representation deal with Diverse Marketing, ready to sell our products into over 10,000 gift stores across the United States. We have lined up a great manufacturer to produce our sanitizers here in the United States, supporting the U.S. economy and offering a "Made in the USA" product.

Our company is ready to launch our first products within the next few months. Everything is ready to go and we are raising this additional capital for marketing, web presence, and further product developments.


TODD


GERMS ARE
KILLS
99.99%
OF GERMS
STUPID!
HAND SANITIZER
70%
ALCOHOL
TODD
ART
2 FL OZ.
(60 ML)

Our future

We are of course not just focusing on producing hand sanitizers, and we plan to expand this brand to be a wide variety of products in the hygiene and cleanliness fields. Soaps and wipes are obvious choices, but we also just placed our first test order for Germs are Stupid Mints that kill 99% of bad breath!


GERMS ARE STUPID!™
CHEWING GUM
12 PIECES SUGAR-FREE PEPPERMINT GUM
Net Wt. 0.6oz (17g)
kiss YOUR smelly breath goodbye!
TODD ART
www.germsarestupid.com


GERMS ARE STUPID!
GUMMY BEAR VITAMINS
GERMS ARE STUPID!
kids vitamin supplements are a great way for children to


GUMMY BEAR VITAMINS
dietary supplement
320 GUMMIES
essential daily formula
yummy fruit flavors
all natural flavors
TODD ART
get all of the vitamins and minerals they need to live a healthier life.
helps with fighting colds
helps boost immune system
supports overall health
natural flavoring


GERMS ARE STUPID!
IMMUNE BLAST
FLAVORS
LEMON/LIME
ORANGE
LIKE THESE BRANDS...
Emergen-C
Airborne
ONLY BETTER!
1,000 MG VITAMIN C
GERMS ARE STUPID!
IMMUNE BLAST
ANTIOXIDENTS + ELECTROLYTES
TODD ART
ANTIOXIDENTS
ELECTROLYTES
VITAMINS
MINERALS
AND MORE...

Our company strives to become a household name, just like the Honest Company. Potential exit strategies are taking the company public or eventually selling it to a larger competitor.

For your viewing enjoyment, we have attached some concepts for future products below.


"YOU HAD FUN GETTING DIRTY...
NOW LET'S HAVE FUN GETTING CLEAN!"®
GERMS ARE STUPID


HAND SANITIZER
WHOLESALE $1.25
RETAIL $2.49
GERMS ARE
IN STOCK


STUPID!
HAND SANITIZER
TODD ART

SHIP!

KILLS 99%
OF GERMS

WASH THOSE STUPID GERMS AWAY!

DISPLAY

FREE 24 PC COUNTER
DISPLAY WITH 72 PC ORDER

72 PC ORDER
@ ONLY $90


GERMS ARE STUPID!
KILLS 99%
OF GERMS
HAND
SANITIZER
TODD
ART
GERMS ARE STUPID!


GERMS ARE STUPID!
HAND
SANITIZER
GERMS ARE STUPID!

HAND SANITIZER OTHER SIZES

KILLS 99% OF GERMS
ANTIBACTERIAL


GERMS ARE
STUPID!
HAND SANITIZER
70%
ALCOHOL
TODD
ART
16 FL OZ
473 ML

ALCOHOL WIPES


GERMS ARE
STUPID!
ALCOHOL WIPES
TODD
ART
100 WIPES


GERMS ARE
STUPID!
ALCOHOL WIPES
TODD
ART
25 WIPES

CLEANERS

CLEANERS


GERMS ARE
KILLS 99.99% OF GERMS
STUPID!
ANTIBACTERIAL
HAND SOAP
TODD ART
GERMS ARE
STUPID!
HAND SANITIZER
SPRAY
TODD ART
GERMS ARE
STUPID!
DISINFECTANT
CLEANER
TODD ART

SHOWER TIME


GERMS ARE
STUPID!
SHAMPOO
TODD ART
GERMS ARE
STUPID!
CONDITIONER
TODD ART
GERMS ARE
STUPID!
BODY WASH
TODD ART

BATH TIME


GERMS ARE
STUPID!
BUBBLE BATH
TODD ART
GERMS ARE
KILLS 99.99% OF GERMS
STUPID!
BAR SOAP
TODD ART

LOTIONS


GERMS ARE
GERMS ARE
GERMS ARE


STUPID!
BODY LOTION
TODD ART
STUPID!
HAND LOTION
TODD ART
STUPID!
FACE LOTION
TODD ART

BATHROOM


GERMS ARE
STUPID!
DEORDORANT
TODD ART
GERMS ARE
STUPID!
TOOTHPASTE
MINT
TODD ART
GERMS ARE
STUPID!
MOUTH WASH
MINT
TODD ART

BREATH


GERMS ARE
STUPID!
CHEWING GUM
TODD ART
GERMS ARE
STUPID!
BREATH MINTS
TODD ART

LAUNDRY


GERMS ARE
STUPID!
DISH SOAP
TODD ART
GERMS ARE
STUPID!
DETERGENT
GERMS ARE
STUPID!
CLEANER
TODD ART

STINKY


GERMS ARE
STUPID!
TODD ART
GERMS ARE
STUPID!
TOILET SPRAY
TODD ART

PURSE


GERMS ARE
STUPID!
LIP BALM
GERMS ARE
STUPID!
TISSUES
TODD ART
GERMS ARE
STUPID!
FACE WASH
TODD ART


GERMS ARE STUPID!™
KILLS 99%
OF GERMS
TODD
ART

We thank you very much for your time, and we very much hope to have you join us as an investor in this amazing company.

-Hayden Michael, Klaus Moeller, and the Germs are Stupid Team

You went the extra mile, you scrolled where no man has scrolled before. Here's a little bonus image by Todd :)


CAT FIGHT